Exhibit (a)(5)(ii)

[FBR & Co.]

Contacts

Media Relations: Shannon Small at 703.469.1190 or ssmall@fbr.com

Investor Relations: Bradley J. Wright at 703.312.9678 or bwright@fbr.com

FBR & Co. Announces Results of Self Tender Offer

Arlington, Virginia — December 29, 2011 — FBR & Co. (Nasdaq: FBRC) today announced the final results of its modified “Dutch auction” tender offer to purchase up to five million shares at a price between $1.80 and $2.00 per share, which expired at 12:00 midnight, New York City time, on December 28, 2011.

FBR has accepted for purchase 4,682 shares of its common stock at a purchase price of $2.00 per share. Payment for the shares accepted for purchase under the tender offer will be made promptly. FBR is purchasing the shares at a total cost of $9,364.00, excluding fees and expenses relating to the tender offer. FBR expects to have approximately 54,883,711 shares of its common stock outstanding immediately following consummation of the tender offer.

FBR is authorized to repurchase additional shares of its common stock from time to time through open market purchases, at prevailing market prices or in privately negotiated or other transactions. FBR’s share repurchase program may be modified or terminated by FBR’s board of directors at any time. Pursuant to Rule 13e-4(f) of the Securities Exchange Act of 1934, as amended, no additional repurchases by FBR of shares of its common stock may be made prior to January 13, 2012.

FBR Capital Markets & Co. served as the dealer manager for the tender offer and D.F. King & Co., Inc. served as the information agent. Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 697-6975 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq: FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR Fund Advisers, Inc., a subsidiary of FBR & Co., provides clients with a range of investment choices through The FBR Funds, a family of mutual funds. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States and in London. For more information, please visit www.fbr.com.